UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

International Game Technology PLC Announces Successful Pricing of €500.0 Million of Senior Secured Notes Due 2030

September 11, 2024 – International Game Technology PLC (NYSE:IGT) ("IGT") today announced the successful pricing of €500,000,000 4.250% senior secured notes due 2030 to be issued by IGT Lottery Holdings B.V., a wholly-owned subsidiary of IGT, and guaranteed on a senior basis by IGT and certain of its wholly-owned subsidiaries (the “Notes”).

Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

Settlement of the Notes is subject to customary market and closing conditions and is expected to occur on September 18, 2024.

IGT intends to use the proceeds from the sale of the Notes to redeem the $499,999,000 of IGT's 6.500% Senior Secured Notes due February 15, 2025 (Rule 144A: ISIN/CUSIP US460599AC74/460599AC7 and Regulation S: ISIN/CUSIP USG4863AAC20/G4863AAC2) (the "6.500% Notes due 2025") outstanding in full at par on September 24, 2024 (the "Redemption"), to pay certain debt issuance costs incurred in connection with the Notes and for general corporate purposes. The Redemption is conditioned on IGT's receipt of at least €500,000,000 in gross proceeds from the sale of the Notes. A conditional notice of the Redemption will be sent to all registered holders of the 6.500% Notes due 2025.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1
News Release "International Game Technology PLC Announces Successful Pricing of €500,000,000 of Senior Secured Notes Due 2030 and Notice of Redemption of all its 6.500% Senior Secured Notes Due 2025", dated September 11, 2024

EXHIBIT INDEX

Exhibit Number	Description

99.1
News Release "International Game Technology PLC Announces Successful Pricing of €500,000,000 of Senior Secured Notes Due 2030 and Notice of Redemption of all its 6.500% Senior Secured Notes Due 2025", dated September 11, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2024	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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